UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.)*
RCM Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

749360400
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No. 749360400 Page 2 of 5 Pages
13G
1.  Names of Reporting Persons Ben Andrews
2.  Check the Appropriate Box if a Member of a Group (a)  (b)
3.  SEC Use Only
4.  Citizenship or Place of Organization United States
Number of Shares   Beneficially Owned by   Each Reporting    Person With:
5. Sole Voting Power 530,048
6. Shared Voting Power 0
7. Sole Dispositive Power 530,048
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 530,048 shares of Common Stock
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.  Percent of Class Represented by Amount in Row (9) 5.4% of Common
Stock
12.  Type of Reporting Person

CUSIP No. 749360400 Page 3 of 5 Pages
13G

ITEM 1.
(a)
 Name of Issuer: RCM Technologies, Inc. (the Issuer)

(b)
 Address of Issuer's Principal Executive Offices:


2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613

ITEM 2.
(a)
Name of Person Filing: Ben Andrews

(b)
Address of Principal Business Office, or if None, Residence:

1307 NW 52nd Terrace, Gainesville, FL 32605

(c)
Citizenship: United States

(d)
Title of Class of Securities: Common Stock

(e)
CUSIP Number: 749360400


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4. OWNERSHIP.
(a)
Amount beneficially owned: 530,048 shares consisting of shares of Common Stock held by the Ben Andrews Revocable Trust dated
February 2, 2008 for which Elon Musk is the sole Trustee.


(b)
Percent of class: 5.4% (based on 9,841,764 shares of Common
Stock outstanding as of November 9, 2022 as reported in the Issuers Quarterly Report on Form 10-Q for the quarter ended October 1, 2022).


(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote: 530,048

(ii)
 Shared power to vote or to direct the vote: --




(iii) Sole power to dispose or to direct the disposition of: 530,048
(iv) Shared power to dispose or to direct the disposition of: --
CUSIP No. 749360400  Page 4 of 5 Pages
13G

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not Applicable

ITEM 10. CERTIFICATIONS.
Not Applicable
CUSIP No. 749360400 Page 5 of 5 Pages
13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 21, 2023
By: /s/ Ben Andrews Ben Andrews